12 March 2007 Date

RECEIVED

By fax (+1 202 772 9207) and post

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
United States of America

+46 8 6147852 Tel
+46 8 6148770 Fax
+46 706079269 Mobile

Attention: Division of International Corporate Finance

SUPPL

Re: Rule 12g3-2(b) submission by Nordea AB (publ) – File No. 082-04184

Ladies and Gentlemen:

Please find enclosed the following document that is being furnished pursuant to Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Act"):

Press release: **Nordea's Annual General Meeting to be held 13 April 2007**

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Securities and Exchange Commission with the information set forth above and the documents being transmitted herewith pursuant to the Rule shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

If you have any questions or comments or require further information, please contact the undersigned or, in my absence, Christopher Casselblad telephone: 46-8-6148168.

Respectfully submitted

07021934

Nordea Bank AB (publ)
Johan Ekwall

PROCESSED
MAR 2 2 2007
THOMSON
FINANCIAL

dlw 3/20

Nordea

Press release

Copenhagen, Helsinki, Oslo, Stockholm, 9 March 2007 1(1)

Nordea's Annual General Meeting to be held 13 April 2007

The Board of Directors of Nordea Bank AB (publ) has today given notice to its shareholders that the Annual General Meeting will be held on Friday 13 April 2007 at 12.30 in Aula Magna, Stockholm University.

The notice convening the Annual General Meeting is published today in Dagens Nyheter, Svenska Dagbladet and Post- och Inrikes Tidningar. Information on the Annual General Meeting will also be published in Berlingske Tidende, Jyllands-Posten, Helsingin Sanomat and Hufvudstadsbladet.

The notice is also available at www.nordea.com.

For further information:
Torben Laustsen, Head of Group Identity and Communications, +46 8 614 79 16
Johan Ekwall, Head of Investor Relations, +46 8 614 78 52

The shareholders of Nordea Bank AB (publ) are hereby summoned to the Annual General Meeting of Shareholders on Friday 13 April 2007

The annual general meeting will be held at 12.30 in Aula Magna, Stockholm University, Frescativägen 6, Stockholm.

Registration of participation at the annual general meeting will be terminated at the opening of the annual general meeting.

The premises will open at 10.45 and at 11.30 the executive management will hold an information meeting and will then answer questions from the shareholders.

Common instructions to all shareholders

Shareholders who wish to participate in the annual general meeting shall be entered in the share register maintained by the Swedish Securities Register Center (VPC AB) not later than 5 April 2007. Shareholders whose shares are held in trust therefore must temporarily re-register their shares in their own names with VPC AB in Sweden to be entitled to participate at the annual general meeting. This applies to for example shareholders who are holders of Finnish Depositary Receipts in Finland and shareholders who are holders of shares registered in VP Securities Services (VP) in Denmark. Such re-registration will be completed at VPC AB in Sweden by 5 April 2007. This means that the shareholder shall, in good time prior to this date, inform the trustee about this.

Instructions to holders of shares registered in VPC AB in Sweden
Notification of participation in the annual general meeting shall be made to Nordea Bank AB (publ) (the "Company") at the latest on 5 April 2007 at 13.00 Swedish time at the following address: Nordea Bank AB (publ), Custody Operations, A 204, SE-105 71 Stockholm, or by telephone +46 8 614 97 10, or by fax: +46 8 791 76 45, or at the Company's web site www.nordea.com.

Instructions to holders of Finnish Depositary Receipts (FDR) in Finland
Request for re-registration in one's own name and notification of participation in the annual general meeting shall be made at the latest on 4 April 2007 at 12.00 noon Finnish time to Nordea Bank Finland Abp, 2698 Corporate Actions, 00020 Nordea, or by telephone +358 9 165 51406 or +358 9 165 51394 or fax +358 9 637 256, or at the Company's web site www.nordea.com.

Shareholders whose shares are registered in the shareholders' own names with VPC AB in Sweden may also notify their participation in the annual general meeting later, however not later than 5 April 2007 at 14.00 Finnish time in the above-mentioned manner.

Instructions to holders of shares registered in VP in Denmark
Request for re-registration in one's own name and notification of participation in the annual general meeting shall be made at the latest on 4 April 2007 at 12.00 noon Danish time to

Nordea Bank AB (publ), c/o VP Investor Services, Helgeshøj Allé 61, P.O. Box 20, DK-2630 Taastrup, or by telephone +45 4358 8866 or fax +45 4358 8867, or at the Company's web site www.nordea.com.

Shareholders whose shares are registered in the shareholders' own names with VPC AB in Sweden may also notify their participation in the annual general meeting later, however not later than 5 April 2007 at 13.00 Danish time in the above-mentioned manner.

Other information

Providing of proxy forms
The board of directors offers shareholders to vote by proxy at the annual general meeting by using a proxy form, supplied by the board of directors, in which the shareholders may tick off the applicable boxes to indicate how they wish to vote on the different items on the agenda. Carl Svernlöv, attorney-at-law at the law firm Baker & McKenzie in Stockholm, will act as the shareholder's representative in respect of the proxy voting.

Proxy forms can be obtained from the Company by telephone +46 8 614 97 10 or at Hamngatan 10, Stockholm and is also available at the Company's web site www.nordea.com. The original copy of the proxy form must be in Carl Svernlöv's possession no later than 5 April 2007 at the following address: Carl Svernlöv, c/o Nordea Bank AB (publ), Custody Operations, A 204, SE-105 71 Stockholm. Representatives of legal entities are required to submit a certified copy of the registration certificate or an equivalent certificate of authority.

It should be noted that shareholders that are present through a representative by proxy also must notify the Company of their participation according to the instructions set out above and also be entered in the share register maintained by VPC AB in Sweden not later than 5 April 2007.

Representation by proxy
Shareholders who are represented by a proxy appointed by the shareholder shall issue a written, dated proxy for the representative. The proxy is valid for one year after its execution. The proxy in original should be presented to the Company at one of the above-mentioned addresses in good time prior to the annual general meeting. If the proxy is issued by a legal entity, a certified copy of the registration certificate or an equivalent certificate of authority shall be submitted.

Advisers
Shareholders or their proxies may bring at most two advisers to the annual general meeting. An adviser to a shareholder may be brought to the annual general meeting only if the shareholder gives notice to the Company of the number of advisers in the manner mentioned above in connection with the shareholder's notification of participation.

Proposed agenda

1. Election of a chairman for the general meeting
2. Preparation and approval of the voting list
3. Approval of the agenda
4. Election of at least one minutes checker
5. Determination whether the general meeting has been duly convened
6. Submission of the annual report and consolidated accounts, and of the audit report and the group audit report
   In connection herewith: presentation of the board of directors' work and speech by the Group CEO
7. Adoption of the income statement and the consolidated income statement, and the balance sheet and the consolidated balance sheet
8. Decision on dispositions of the Company's profit according to the adopted balance sheet
9. Decision regarding discharge from liability for the members of the board of directors and the managing director
   (The auditor recommends discharge from liability)
10. Determination of the number of board members
11. Determination of the number of auditors
12. Determination of fees for board members and auditors
13. Election of board members and chairman of the board
14. Election of auditors
15. The nomination committee's proposal for a resolution on the establishment of a nomination committee
16. The board of directors' proposal for a resolution on authorisation for the board of directors to decide on
    a) acquisition of shares in the Company and
    b) conveyance of shares in the Company
17. The board of directors' proposal for a resolution on the purchase of own shares according to chapter 4 section 5 of the Swedish Securities Business Act (*lagen (1991:981) om värdepappersrörelse*)
18. The board of directors' proposal for a resolution on authorisation for the board of directors to decide on the raising of loans according to chapter 11 section 11 of the Swedish Companies Act
19. The board of directors' proposal for a resolution regarding the guidelines for remuneration to the executive officers
20. The board of directors' proposal for a resolution on the introduction of a Long Term Incentive Programme and transfer of shares under the programme
    a) introduction of a Long Term Incentive Programme
    b) transfer of shares under the Long Term Incentive Programme
21. The shareholder Tommy Jonasson's proposal that the annual general meeting resolves to set aside 100,000,000 (onehundredmillion) Swedish kronor of the result for 2006 to an institute, mainly financed by the trade and industry, under the name "The Institute for integration and growth in Landskrona"

Decision proposals etc

1. Election of a chairman for the general meeting

The nomination committee's proposal: Claes Beyer, member of the Swedish Bar Association.

8. Dispositions of the Company's profit according to the adopted balance sheet

The board of directors and the managing director propose a dividend of 0.49 euro per share, and further, that the record date for dividend should be 18 April 2007. With this record date, the dividend is scheduled to be sent out by VPC AB on 25 April 2007.

10. Determination of the number of board members

The nomination committee's proposal: The number of board members shall, for the period until the end of the next annual general meeting of shareholders, be eleven.

11. Determination of the number of auditors

The nomination committee's proposal: The number of auditors shall, for the period until the end of the annual general meeting of shareholders in 2011, be one.

12. Determination of fees for board members and auditors

The nomination committee's proposal: The fees for the board of directors shall be unchanged, amounting to 240,000 euro for the chairman, 93,000 euro for the vice chairman and 72,000 euro per member for the other members. In addition, fees shall be payable for extraordinary board meetings amounting to 1,750 euro per meeting attended and, for committee meetings, 2,250 euro for the committee chairman and 1,750 euro for the other members per meeting attended. By extraordinary board meetings are meant meetings in addition to the 14 ordinary meetings to be held until the next annual general meeting of shareholders. Remuneration is not paid to members who are employees of the Nordea Group.

The nomination committee's proposal: Fees to the auditors shall be payable as per invoice.

13. Election of board members and the chairman of the board

The nomination committee's proposal: For the period until the end of the next annual general meeting of shareholders Kjell Aamot, Harald Arnkværn, Hans Dalborg, Birgitta Kantola, Claus Høeg Madsen, Lars G Nordström, Timo Peltola and Björn Savén shall be re-elected as

board members, and Marie Ehrling, Tom Knutzen and Ursula Ranin shall be elected as board members. For the period until the end of the next annual general meeting of shareholders, Hans Dalborg shall be re-elected chairman. If Hans Dalborg's assignment as chairman of the board is discontinued prematurely, the board of directors shall elect a new chairman.

Marie Ehrling is a member of the boards of directors of Securitas AB (publ), Centre for Advanced Studies of Leadership at Stockholm School of Economics and World Child Foundation.

Tom Knutzen is Chief Executive Officer in Danisco A/S since 2006 and a member of the boards of directors of the Confederation of Danish Industries (DI) in Copenhagen and in the Danish Academy of Technical Sciences, ATV.

Ursula Ranin is a member of the boards of directors of Finnair Plc and UPM-Kymmene Oyj.

14. Election of auditors

The nomination committee's proposal: For the period until the end of the annual general meeting of shareholders in 2011 KPMG Bohlins AB shall be re-elected as auditor.

15. Establishment of a nomination committee

The nomination committee's proposal: The general meeting decides to establish a nomination committee with the task to present at general meetings, where election shall take place of board member and/or chairman of the board and/or auditor and/or decision shall be made regarding fees for board members and/or auditor, proposals to the general meeting for such decisions. The nomination committee shall consist of the chairman of the board of directors and four other members. The committee shall elect its chairman among themselves. The chairman of the board may not serve as chairman of the nomination committee. Shareholders with the four largest shareholdings in terms of voting right in the Company shall be entitled to appoint one member each. Changes in the composition of the committee may take place owing to shareholders, which have appointed a member to the committee, selling all or parts of their shareholdings in Nordea. The nomination committee is entitled to co-opt members to the committee, who represent shareholders that, after the constituting of the committee, have come to be among the shareholders with the four largest shareholdings in terms of voting rights in the Company and that are not already represented in the committee. Such co-opted members do not participate in the nomination committee's decisions. The nomination committee is moreover entitled to co-opt a maximum of three persons who in respect of the work of the committee possess the required knowledge and experience of the social, business and cultural conditions that prevail in the regions and market areas in which the Group's main business operations are conducted. Such co-opted members do not participate in the nomination committee's decisions. Such co-opted members are entitled to remuneration from the Company for work carried out as well as compensation for costs incurred, as decided by the committee. The nomination committee

will be constituted on the basis of the known shareholding in the Company as per 31 August 2007.

16. Authorisation of the board of directors to decide on

a) acquisition of shares in the Company

The board of directors' proposal: The general meeting authorises the board of directors, for the period until the next annual general meeting of shareholders, to decide on acquisitions of shares in the Company on a stock exchange where the Company's shares are listed, or by means of an acquisition offer directed to all shareholders in the Company, up to a number not exceeding the equivalent of ten per cent of the total number of shares in the Company. Acquisitions shall be paid for primarily with money from funds appropriated by a general meeting. The aim of the acquisition of own shares is to distribute excess capital to the shareholders and to make it possible to use own shares as payment in connection with acquisitions of companies or businesses or in order to finance acquisitions of companies or businesses.

b) conveyance of shares in the Company

The board of directors' proposal: The general meeting authorises the board of directors, for the period until the next annual general meeting of shareholders, to decide on conveyance of shares in the Company to be used as payment in connection with acquisitions of companies or businesses or in order to finance acquisitions of companies or businesses. Conveyance of shares may be made in another way than on a stock exchange up to the number of shares in the Company that at any time are held by the Company. Conveyance of shares in the Company shall be made at an estimated market value and may be made with deviation from the shareholders' preferential rights. Payment for conveyed shares may be made in cash, by contribution in kind, or by set-off of debt against the Company.

17. Purchase of own shares according to chapter 4, section 5 of the Swedish Securities Business Act (*lagen (1991:981) om värdepappersrörelse*)

The board of directors' proposal: The general meeting resolves that the Company, in order to facilitate its securities business, up until the next annual general meeting of shareholders, may purchase own shares according to chapter 4, section 5 of the Swedish Securities Business Act (*lagen (1991:981) om värdepappersrörelse*). However, with the limitation that such shares must never exceed one per cent of the total number of shares in the Company. The price for acquired shares shall equal the market price prevailing at the time of the acquisition.

18. Authorisation of the board of directors to decide on the raising of loans according to chapter 11 section 11 of the Swedish Companies Act

The board of directors' proposal: The general meeting authorises the board of directors, for the period until the next annual general meeting of shareholders, to decide to take up loans under which the amount of interest or principal payable is fully or partly dependent on the

dividend to the shareholders, the share price performance of the Company's shares, the Company's financial performance or the Company's financial position.

19. The guidelines for remuneration to the executive officers

The board of directors' proposal: Nordea shall adhere to the remuneration levels and terms of employment that are required to recruit and retain an executive management with competence and capacity to attain the set goals. A fixed salary is paid for satisfactory work. In addition, it shall be possible to offer variable salary, which rewards clearly goal-related performance in a simple and transparent structure. A Long Term Incentive Programme is proposed to be introduced. The programme, which is share- and performance-based, requires an initial investment by the participants. According to the programme the remuneration is proposed to be given in the form of a right to acquire Nordea shares. Variable salary must not in general exceed 50 per cent of a fixed salary and will depend on the extent to which previously agreed targets have been fulfilled. If the proposed Long Term Incentive Programme is approved the variable cash remuneration will as a general rule not exceed 35 per cent of fixed salary. Variable salaries are determined by to what extent predetermined personal objectives are met and the level of return on equity achieved or other financial targets are reached, respectively. Non-monetary benefits are given as a means to facilitate Group Executive Management members in their work performance and should correspond to what may be considered reasonable in relation to established practice in the market. Pension conditions shall also be adapted to conditions on the market in relation to the situation in the country where the member of Group Executive Management permanently resides. Notice and severance pay in total shall not exceed 24 months' of fixed salary, apart from the new CEO who during the first two years will have 30 months' pay.

The above guidelines shall include the managing director and the executives who report to him and who are also members of Group Executive Management.

20. The introduction of a Long Term Incentive Programme and transfer of shares under the programme

a) Introduction of a Long Term Incentive Programme

Background
As from 2003 the Nordea Group has had an Executive Incentive Programme in place, targeting approximately 350 managers and key employees in Nordea. The purpose of the programme has been to support the realisation of Nordea's financial targets. On its Capital Markets Day in December 2006 Nordea introduced a set of new financial targets including the objective of doubling the risk adjusted profit in seven years, which implies an annual growth rate of 10 per cent. As a consequence of that, the Board now proposes a replacement of the existing programme with a Long Term Incentive Programme ("LTIP 2007") targeting up to 400 managers and key employees identified as essential to the future development of the Nordea Group. The underlying basic principles for compensation under the LTIP 2007, are that the compensation shall be dependent on the creation of long term shareholder value

and the fulfilment of Nordea's financial targets, which are based on the principles of risks adjusted profit, total shareholder return and return on equity.

The LTIP 2007

The Board's main objective with the proposal is to strengthen Nordea's capability to retain and recruit the best talent for key leadership positions. The aim is further to stimulate the managers and key employees whose efforts have direct impact on Nordea's result, profitability and value growth, to increased efforts by aligning their interests and perspectives with those of the shareholders.

The implementation of the LTIP 2007 will mean that the participants take direct ownership by investing in Nordea shares. For each ordinary Nordea share the participant invests and locks in to the LTIP 2007, the participant is granted the right ("A Right") to acquire one ordinary share for an exercise price of EUR 4 at a future date ("Matching Share") and the rights ("B, C and D Rights") to acquire three additional ordinary shares for an exercise price per share of EUR 2, at a future date conditional upon fulfilment of certain performance conditions ("Performance Shares").

A requirement for the exercise of the A-D Rights is that the participant, with certain exemptions, remains employed within the Nordea Group during the initial two year vesting period and that all Nordea shares locked in to the LTIP 2007 are kept during this period. The LTIP 2007 is proposed to have a term of four years, including the initial vesting period, and the programme is intended to be followed by similar long term incentive programmes in future years.

The number of Nordea shares each participant may lock in to the LTIP 2007, which in turn entitles to the corresponding number of A, B, C and D Rights, respectively, may not exceed a number equivalent to 10 per cent of the participant's base salary divided by the closing share price of the Nordea share as of yearend 2006. In total, the LTIP 2007 comprises a maximum of 3,120,000 ordinary shares, of which 650,000 consist of Matching Shares and 1,950,000 consist of Performance Shares. The additional 520,000 ordinary shares relate to such shares that may be transferred by Nordea in order to cover certain costs, mainly social security costs. The maximum number of ordinary shares comprised by the LTIP 2007 amounts to approximately 0.12 per cent of the outstanding ordinary shares.

Performance conditions

The exercise of A Rights to acquire Matching Shares is, in addition to the conditions mentioned above, not subject to any performance conditions.

The exercise of B-D Rights to acquire Performance Shares is, in addition to the conditions mentioned above, subject to the fulfilment of certain performance conditions. These performance conditions relate to growth in risk adjusted profit per share and total shareholder return in comparison to a tailor-made index consisting of the Nordic and European banks constituting Nordea's peers as defined by the Board. The performance

conditions are measured based on financial targets during the financial years of 2007 and 2008.

Exercise price
An exercise price significantly below the current ordinary share price motivates the participants to perform even if the share price falls below the current level, thereby further aligning the participants' interests with those of the shareholders.

In order to equal the participants with the shareholders and to motivate participants to keep their A-D Rights to acquire Matching Shares and Performance Shares also after the vesting period, it is proposed that the exercise price will be adjusted for dividends during the vesting and exercise period (until exercise), however never adjusted below EUR 0.10.

Caps
The profit per A-D Right is capped to a maximum of EUR 25 per Right.

Estimated costs of the LTIP 2007
The cost in the profit and loss accounts of the total value of the LTIP 2007 for the participants is EUR 14.6 m to be expensed over the first 24 months in accordance with IFRS 2 on share-based payments. In the profit and loss accounts social security costs will accrue in accordance with generally accepted accounting principles. The size of these costs will be calculated on the benefits derived from the difference between the exercise price and the share price at exercise. The cost of the LTIP 2007 including social security costs equals approximately EUR 17.7 m, which is equivalent to approximately 0.8 per cent of Nordea's total staff costs in financial year 2006. The maximum cost for the LTIP 2007 equals approximately EUR 38.6 m, including EUR 13.0 m in social security costs.

Effects on key ratios
The costs and the dilution are expected to have a marginal impact on the Nordea Group's key ratios.

Participants
The LTIP 2007 is targeting managers and key employees within the Nordea Group in Denmark, Finland, Norway and Sweden. In addition, a number of managers and key employees working in other countries will be invited to participate in the programme. If delivery of shares cannot be accomplished at reasonable costs and with reasonable administrative efforts to persons outside the mentioned Nordic countries the participating person may instead be offered a cash based settlement.

The board of directors' proposal: Referring to the above-mentioned description, the Board proposes that the Annual General Meeting decides on a Long Term Incentive Programme 2007, basically based upon the below referred conditions and principles.

1. The duration of the LTIP 2007 shall be four years with an initial vesting period of two years and a measurement period of performance conditions during the financial years

2007 and 2008. The LTIP 2007 will target up to 400 managers and key employees identified as essential to the future development of the Nordea Group.

2. For each ordinary share the participant invests and locks in to the LTIP 2007 the participant is granted a right, A Right, to acquire one ordinary share for an exercise price of EUR 4 at a future date (a Matching Share) and rights, B, C and D Rights, to acquire three additional ordinary shares for an exercise price per share of EUR 2, at a future date conditional upon fulfilment of certain performance conditions (Performance Shares). Under certain circumstances participants may instead be offered a cash based settlement.

3. The A-D Rights to acquire Matching Shares and Performance Shares shall be granted in connection with the announcement of the interim report for the first quarter 2007, with certain individual exemptions. The exercise price for the acquisition of Matching Shares and Performance Shares, respectively, in accordance with the A-D Rights shall be adjusted for dividends during the vesting and exercise period (until exercise). The adjusted exercise price may however not be lower than EUR 0.10.

4. The number of granted A-D Rights that finally can be exercised for the acquisition of Matching Shares and Performance Shares is conditional upon continued employment, the holding of locked in shares and, for B-D Rights, on certain predetermined performance conditions, such as increase in risk adjusted profit per share and total shareholder return compared to certain Nordic and European banks.

5. The Board is authorised to decide on detailed terms and conditions of the LTIP 2007.

Majority Requirement
The Board's proposal regarding the introduction of the LTIP 2007 is valid where supported by shareholders holding more than half of the votes cast at the General Meeting of Shareholders.

b) Transfer of shares under the Long Term Incentive Programme

Background
In order to implement the LTIP 2007 in a cost efficient and flexible manner, the Board has considered different hedging methods for the transfer of Nordea shares under the programme, like issuing redeemable and convertible C-shares, an equity swap agreement with a third party and buy back of own shares over the exchange. Based on these considerations the Board intends to hedge the financial exposure by way of entering into an equity swap agreement with a third party or, provided that the Annual General Meeting of Shareholders resolves in accordance with this item on the agenda, by way of an issue of redeemable and convertible C-shares. The Board regards the alternative including an issue of redeemable and convertible C-shares as the most cost efficient and flexible method for the transfer of shares and for covering certain costs, mainly social security costs, for the LTIP 2007, and for that reason the Board proposes that the Annual General Meeting of Shareholders resolves in accordance with the Board's proposal below.

The proposal includes that the shareholders' meeting resolves on an amendment of the Articles of Association to the effect that redeemable C-shares can be issued and that a conversion clause is incorporated in the Articles of Association to the effect that C-shares can be converted to ordinary shares. Further, a directed cash issue of a total amount of 3,120,000 C-shares shall be offered to Alecta, and the subscription price shall be equal to the quotient value of the share (EUR 1), and the Board is authorised to decide on a directed offer to acquire all outstanding C-shares at a lowest price of EUR 1 and a highest price of EUR 1.05 per share and also that C-shares, subsequent to a conversion to ordinary shares, shall be transferred to participants in the LTIP 2007, and moreover that a portion of the shares also can be transferred on a stock exchange in order to cover certain costs, mainly social security costs.

The board of directors' proposal: With reference to the background above, the Board of Directors proposes that the Annual General Meeting resolves on transfer of shares under the LTIP 2007 in accordance with the terms and conditions set out below.

1) Amendment of the Articles of Association, article 6

The Articles of Association are amended to the effect that a new class of shares, called C-shares, can be issued, carrying a voting power of one tenth (1/10) of a vote per share. The C-share does not entitle to any dividend. Further, the C-share is redeemable at the initiative of the Company's Board. In case of redemption, the share redemption amount shall be the share's quotient value, indexed with an interest factor of Euribor for the relevant period supplemented by 1.00 percentage units. Further, C-shares may, after a decision of the Company's Board, be converted to ordinary shares.

2) Directed Cash Issue

Increase of Nordea's share capital by EUR 3,120,000 through an issue of 3,120,000 C-shares, each share having a quotient value of EUR 1.

The issue will be effected on the following terms.

a) The new shares shall – with deviation from the shareholders' preferential right to subscribe for shares – be subscribed for only by Alecta pensionsförsäkring, ömsesidigt.

b) The new shares shall be issued at a price of EUR 1 per share.

c) The new shares shall be subscribed for during the period 28 May – 8 June 2007, with a right for the Board to extend the subscription period. Oversubscription is not permitted.

d) Payment for shares subscribed for shall be effected at subscription of the shares.

e) The new shares do not entitle to any dividend.

f) The new shares will be subject to restrictions as set forth in Chapter 4, Section 6 (conversion provision) and Chapter 20, Section 31 (redemption provision) in the Swedish Companies Act (2005:551).

3) Authorisation for the Board to decide on a directed offer to acquire own shares

Authorisation for the Board to decide on acquisition of C-shares in Nordea on the following terms.

a) Acquisitions may be made through a public offer directed to all owners of C-shares in Nordea.

b) The authorisation is valid and may be exercised until the Annual General Meeting of Shareholders 2008.

c) The number of C-shares permitted to be acquired shall amount to 3,120,000.

d) Acquisition of shares shall be made at a lowest price of EUR 1 and a highest price of EUR 1.05 per share.

e) Payment for shares acquired shall be made in cash.

f) The Board shall be authorised to establish additional terms for the acquisition.

4) Transfer of shares acquired

The Board intends, in accordance with provisions in the Articles of Association, to decide on conversion of all C-shares to ordinary shares.

Resolution on transfer of the Company's own shares may be made on the following terms.

a) Transfer may be made only of ordinary shares in Nordea and a maximum of 2,600,000 shares may be transferred to participants in the LTIP 2007.

b) Right to acquire shares shall be granted to persons within the Nordea Group who are covered by the terms and conditions for the LTIP 2007.

c) **The right to acquire shares shall be exercised during the period the participant in the LTIP 2007 has the right to acquire shares in accordance with the terms of the LTIP 2007, i.e. during certain periods within the period commencing on and including the first trading day following Nordea's announcement of its first quarterly report in the year 2009 up to and including the fourteenth calendar day following Nordea's announcement of its first quarterly report in the year 2011.**

d) **The participant in the LTIP 2007 shall pay for each ordinary share within 10 banking days from the day the participant has requested to exercise his or her right to acquire the share.**

e) **The participant in the LTIP 2007 shall for each share pay the price, which follows from the terms and conditions of the LTIP 2007 (in accordance with item 20 a) on the agenda). Such price, and the number of shares, may be subject to recalculation as a result of intervening bonus issues, splits, preference issues, dividends and/or similar actions.**

f) **Further, Nordea shall have the right, prior to the Annual General Meeting of Shareholders 2008, to convey a maximum of 520,000 ordinary shares of the total possession of 3,120,000 ordinary shares, in order to cover certain costs, mainly social security costs. Conveyance of the shares shall be effected at the Stockholm Stock Exchange at a price within the price interval registered at each time for the share.**

The reasons for the deviation from shareholders' preferential rights are the following. The issue of shares, the acquisition and the transfer of own shares are integrated parts of the proposed Long Term Incentive Programme 2007. Therefore, and in light of the above, the Board considers it to be to an advantage for Nordea and the shareholders that the participants in the LTIP 2007 are offered to become shareholders in Nordea. For the purpose of minimising Nordea's costs for the LTIP 2007, the subscription price has been fixed at a price equivalent to the quotient value of the share.

Majority Requirement

The Board's proposal under item 20 b) sections 1-4 above, shall be viewed as one decision, and is valid where supported by shareholders holding no less than 90 per cent of both the votes cast and the shares represented at the General Meeting of Shareholders. The Board's proposal pursuant to this item 20 b) on the agenda is subject to that the Board's proposal regarding the introduction of the Long Term Incentive Programme has been approved by the General Meeting of Shareholders (item 20 a) on the agenda).

The nomination committee comprises Malin Björkmo, representing the Swedish state as a shareholder and chairman of the committee, Mogens Hugo Jørgensen, representing Nordea Danmark-fonden as a shareholder, Staffan Grefbäck, representing of Alecta pension insurance as a shareholder, Christer Elmehagen, representing AMF Pension as a shareholder, Hans Dalborg, chairman of the board of directors, and Juha Rantanen, appointed by the committee as a co-opted member. Juha Rantanen does not participate in the decisions of the nomination committee. Hans Dalborg does not take part of the nomination committee's deliberations or decisions insofar as they concern him personally.

The nomination committee has submitted proposals according to items 1 and 10-15 on the proposed agenda. The nomination committee is unanimous as regards the proposals, except the re-election of Lars G Nordström, which proposal is not supported by Nordea Danmark-fonden.

A report on the nomination committee's work is available on the Company's web site as from today and will be forwarded free of charge to shareholders requesting this report and stating their postal address.

The accounts, the auditor's report and the board's reasoned statement as well as the complete decision proposals regarding items 15-20 will be available at the Company, address Hamngatan 10, Stockholm, as from 29 March 2007, and will be sent free of charge to shareholders requesting such information and stating their postal address. The documents will also be available on the Company's web site www.nordea.com from the same date.

Stockholm, March 2007
The Board of Directors

END